August 13, 2024

Douglas Love
President and Chief Executive Officer
Annexon, Inc.
1400 Sierra Point Parkway
Bldg C, Suite 200
Brisbane, CA 94005

       Re: Annexon, Inc.
           Registration Statement on Form S-3
           Filed August 12, 2024
           File No. 333-281493
Dear Douglas Love:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Anitha Anne